August 20, 2018

Ms. Deborah O’Neal
Senior Counsel
Division of Investment Management,
Office of Disclosure Review and Accounting
United States Securities and Exchange Commission
Washington, D.C. 20549

Ms. Christina DiAngelo Fettig
Senior Staff Accountant
Division of Investment Management,
Disclosure Review Office
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:
Procure ETF Trust II (the “Trust”) Amendment No. 2 to Registration Statement on Form N-1A

Registration Numbers 333-222463; 811-23323

Filed: July 3, 2018

Dear Ms. O’Neal and Ms. Fettig:

On behalf of the Procure ETF Trust II (“Trust”) sponsored by our client, ProcureAM, LLC (“Advisor”), we are submitting this correspondence in response to your comments to Amendment No. 2 to the Trust’s registration statement on Form N-1A (“Registration Statement”).

On behalf of the Trust and the Advisor, set forth below are the Registrant’s responses (“Responses”) to the oral comments received from Ms. Deborah O’Neal on behalf of the staff (“Staff”) in our telephone conference on August 13, 2018 as well as the comments received in an email to me dated July 20, 2018 from Ms. Christina DiAngelo Fettig, (“Comments”) concerning the Registration Statement. For your convenience, the headings and comments in bold text below repeat the captions and comments in the Comments. Defined terms used herein but not otherwise defined, shall have the meaning set forth in the Registration Statement. Please note that only the substantive comments and changes are set forth in this letter. Typographical errors have been corrected but are not mentioned.

Principal Investment Strategy:

1.
Please explain how television is a space related industry.

Response: The only television companies included in the Underlying Index are those that deliver their programming via satellite. Examples include DirectTV, Comcast and DISH. The disclosure on page 7 of the prospectus has been amended to make clear that all of the services mentioned are provided via satellite.

2.
 Please define “Free-Float”.

Response: The disclosure on page 9 has been updated to include a definition of “free-float”.

3.
 Please further define “space-related products”.

Response: A definition of “space-related products” has been included on page 8 of the prospectus.

4.
Please include the following items when discussing performance, and include the same comments on the back-tested performance on the Procure Fund’s website as well:

(a) When discussing back-tested performance, please include a prominent sentence that that makes it clear that performance prior to the [stated dated] was calculated on a back-tested basis;

(b) There must be prominent disclosure that no entity actually received the back-tested performance;

(c) Please state that on a go forward basis, the Fund’s actual performance may be materially different than its back-tested performance;

(d) The back-tested performance of the Fund was calculated retroactively with knowledge and the benefit of hindsight which effectively may have been reflected in the positive prior performance.

(e) The actual performance of the Fund may not repeat the back- tested performance.

Response: I have been informed that the Advisor never intended to include back-tested performance in the Fund’s prospectus nor on its website. Therefore, the prospectus was not amended to include these comments.

5.
 Please define “S-Network”.

Response: The term “S-Network” is a part of the Index Provider’s company name as well as the names of its individual indexes (such as, the “S-Network Space Index”) and as such was sometimes being used by the Advisor as a short-cut to refer to the Index Provider or the Fund’s Underlying Index. Since this proved confusing, we have removed all stand-alone instances of the term “S-Network” and they have been replaced by either the Index Provider’s full name, “S-Network Global Indexes, Inc.”, or the name of the Underlying Index, “S-Network Space Index”, respectively.

Staff Accountant Comments:

Page 1- Fees and Expenses:

1.
Footnote (b) - Please confirm and update the disclosure to remove the fee waiver line item. (Reissuance of comment 13). This information may be provided further back in the prospectus in response to Item 10 (Management Fees) or Item 12 (Distribution Arrangements).

Response: As requested, the fee waiver line item and its footnote have been removed from the fee table. The information has been moved to page 30 of the prospectus.

Page 23- Expense Limitation Agreement

2.
Please update the description of the ability of the adviser to recapture previously waived expenses. Update "three years from the fiscal year" to "three years from the date such amount was initially waived/reimbursed" (or similar disclosure) and update "as long as such recoupment does not cause such Fund's operating expenses to exceed the then applicable expense cap" to "as long as such recoupment does not cause such Fund's operating expenses (after the repayment is taken into account) to exceed both (1) the expense cap in place at the time such amounts were waived; and (2) the fund's current expense cap.

Current Disclosure:

“The Advisor currently expects that the contractual agreement will continue from year-to-year, provided such continuance is approved by the Trust's Board on behalf of the Fund. On behalf of the Fund, the Trust's Board may terminate the Expense Limitation Agreement with respect to such Fund at any time. The Advisor may also terminate the Expense Limitation Agreement with respect to the Fund at the end of the then-current term upon not less than 90 days' notice to the Fund.
The terms of the Expense Limitation Agreement may be revised upon renewal. The Advisor is permitted to recoup from the Fund previously waived fees or reimbursed expenses for three years from the fiscal year in which fees were waived or expenses reimbursed, as long as such recoupment does not cause such Fund's operating expenses to exceed the then applicable expense cap.”

Response: The language on page 30 of the prospectus incorporates these changes.

3.
Please supplementally explain the composition of “Other Expenses” since this fund will be operating under a unitary fee arrangement.

Response: The following items are included in “Other Expenses”:

We have been advised by the Advisor that the "Other Expenses" category includes postage, facsimiles, printing and mailings to beneficial owners.

4.
Please provide seed financial statements and auditor consent.

Response: The seed financials and the auditor’s consent are not included in this  amended registration statement because a seed deposit has not yet been made.

If you have any further questions or wish to discuss any of the Responses, please do not hesitate to call me at 212-655-2548 or Gregory Xethalis at 212-655-2521. We greatly appreciate your assistance with respect to the Registration Statement.

Very truly yours,

/s/ Kathleen H. Moriarty, Esq.

Kathleen Moriarty